UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REQUEST FOR WITHDRAWAL

Date of Request:	April 22, 2008

Amerelite Solutions, Inc.

Nevada	76-0766174
(State or other jurisdiction of incorporation or organization)	(IRS Employer I.D. Number)

3138 W. Clarendon	Phoenix	AZ	85017
(Address of principal executive offices)	(City)	(State)	(Zip)

Securities Act file number to which this form relates: 000-52846

ITEM 1. Withdrawal of Form 10-12G/A.

On April 04, 2008, Amerelite Solutions, Inc., a Nevada corporation, filed a registration statement on Form 10-12G/A, File No.000-52846, with the Securities and Exchange Commission.  The Form 10-12G/A, File No. 000-52846, was filed inappropriately as a Form 10-12G/A and not as a Form 10-12G. After filing the Form RW, the company shall re-file the Form 10-12G as the correct Form type.

Pursuant to the requirements of the Securities Act of 1933, Amerelite Solutions, Inc. has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned in the City of Phoenix, State of Arizona, U.S.A. on the 22nd Day of April.

Amerelite Solutions, Inc. By: /s/ Robert L. Knapp Robert L. Knapp, President